Exhibit 99.4

C0000000230 | M    104598

The Stars Group Inc.
Number Numero    Shares Actions
*    * * * 0 * * * * * * * * *
00000000    INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO) * * * * * 0 * * * * * * * *
CONSTITUEE EN VERTU DE LA LOI SUR LES SOCIETES PAR ACTIONS (ONTARIO)    * * * * * * 0 * * * * * * *
*    * * * * * * 0 * * * * * *
THIS CERTIFIES THAT **SPCIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W10000000000 Amaya* Inc.zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero****     * * * * * * * * 0 * * * * *
ES PRFSEMTES ATTESTENT QUE SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SP
LES PRESENTES ATTESTENT QUE ECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPEC
IMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570
0W10000000000 Amaya *Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W    LCUSIP 855 7 0W10 0
10000000000 Amaya* Inc. zero****SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W10
IS THE REGISTERED HOLDER OF **0 8 5 7 0W10 0 0 0 0 0 0 0 0 0Amaya*Inc.zero****0 855 7 0W10 0 0 0 0 0 0 0 0 0Amaya*Inc.zero****0 855 7 0W10 0 0 0 0 0 0 0 0 0Amaya*Inc.zero****0 855 7 0W10 0 0 0 0 0 0 0 0 0Ama I
EST LE PORTEUR INSCRIT DE ya*Inc’zero****085570W100000 00000 Amaya* Inc. zero****085570W10000000000 Amaya*Inc.zero****085570W10000000000 Amaya*Inc.zero****085570W1 ISIN CA85570W1005
0 0 0 Amaya*Inc. zero**** 085570W10000000000 Amaya*Inc. zero**** 085570W10000000000 Amaya* Inc.zero**** 085570W10000000000 Amaya*Inc. zero****0 8    SEE REVERSE FOR CERTAIN DEFINITIONS
5570W 10000000000 Amaya* Inc. zero**** 085570W10000000000 Amaya* Inc. zero**** 085570W10000000000 Amaya* Inc. zero**** 085570W10000000000 Amaya* I    VOIR AU VERSO POUR CERTAINES DEFINITIONS
FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR ACTIONS ORDINAIRES SANS VALEUR NOMINALE ENTIEREMENT VALUE IN THE CAPITAL OF    LIBEREES DU CAPITAL-ACTIONS DE
The Stars Group Inc.    The Stars Group Inc.
transferable on the books of the Company only upon surrender of this certificate properly    transferables dans les registres de la Societe seulement sur remise de ce certificat endosse en
This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the    Ce certificat n’est valide que s’il a ete contresigne par l’agent de transfert et agent comptable des
IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by EN FOI DE QUOI la Societe a fait signer le present certificat en son nom au moyen des fac- the facsimile signatures of its duly authorized officers.    similes de signature de ses dirigeants dument autorises.
§    CONTRESKBN^ ETtMMATR^C^ll^CONTRESK3N& ETfMMATR^QJLE^^^
Chef de la direction    COMPUTERSHARE TRUST COMPANY, N.A. nD COMPUTERSHARE INVESTOR SERVICES INC.
5    (CATTON iMA JERSEY CITY, NJ AND COLLEGE SERVICES AUX INVESTISSEURS COMPUTERSHARE INC.
I    Authorized Officer—Rep re sentant Autorise AuthoriT
The shares represented by this certificate are transferable at the offices of Computershare Investor Services Inc. in Montreal, QC and Toronto, ON or at the offices of Computershare Trust Company, N.A. in Canton, MA, Jersey Les actions representees par ce certificat peuvent etre transferees aux bureaux de Services aux ynvestisseurs computershare inc. a Montreal, QC et Toronto, ON ou aux bureaux de Computershare Trust Company, N.A. a

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were    Les abreviations suiv antes doivent etre interpretees com me si les expressions correspond antes etaient ec rites en
written out in full where such abbreviation appears:    toutes lettres :
TEN COM—as tenants in common    TEN COM—a titre de proprietaires en commun
TEN ENT—as tenants by the entireties    TEN ENT—a titre de tenants unitaires
JT TEN—as joint tenants with rights of survivorship and not as tenants in common    JT TEN—a titre de coproprietaires avec gain de survie et non a titre de proprietaires
(Name) CUST (Name) UNIF—(Name) as Custodian for (Name) under the     , ,
GIF MIN ACT (State) (State) Uniform Gifts to Minors Act    (Nom)CUST (No.m) UNIF ‘ (Nom)a tltre de depositaire pour (Nom) en vertu de la Uniform Gifts to
v ‘ v ‘    GIFT MIN ACT (Etat) Minors Act de (Etat)
Additional abbreviations may also be used though not in the above list.
Des abreviations autres que celles qui sont donnees ci-dessus peuvent aussi etre utilisees.
For value received the undersigned hereby sells, assigns and transfers unto    Pour valeur regue, le soussigne vend, cede et transfere par les presentes a
Insert name and address of transferee    Inserer le nom et I’adresse du cessionnaire
shares represented by this certificate and does hereby irrevocably constitute and appoint    actions representees par le present certificat et nom me irrevocablement
the attorney of the undersigned to transfer the said shares on the books of the Company    le fonde de pouvoir du soussigne charge d’inscrire le transfert desdites actions aux
with full power of substitution in the premises.    registres de la Societe, avec plein pouvoir de substitution a cet egard.
LE:
DATED:
Signature of Shareholder / Signature de I’actionnaire    Signature of Guarantor / Signature du garant
Signature Guarantee: The signature on this assignment must correspond with the name as written upon    Garantie de signature : La signature apposee aux fins de cette cession doit correspondre exactement
the face of the certificate(s), in every particular, without alteration or enlargement, or any change    au nom qui est inscritau recto du certificat, sans aucun change ment, et doit etre garantie par une ban que
whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an    a charte canadienne de I1 Annexe 1 ou un membre d’un programme de garantie de signature Medallion
acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a    acceptable (STAMP, SEMP, MSP). Le garant doit apposer un timbre portant la mention « Signature
stamp bearing the actual words “Signature Guaranteed”.    garantie » ou « Signature Guaranteed ».
In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee    Aux Etats-Unis, seuls les membres d’un « Medallion Signature Guarantee Program » peuvent garantir une
Program” only.    signature.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses populaires    Les garantiesde signature ne peuvent pas etre faites par des caisses d’epargne(« Treasury Branches »), des
unless they are members of the Stamp Medallion Program.    caisses de credit (« Credit Unions ») ou des Caisses populaires, a moins qu’elles ne soient membres du programme de garantie de signature Medallion STAMP.
SECURITY INSTRUCTIONS—INSTRUCTIONS DE SECURITE
THIS IS WATERMARKED PAPLR, DO NO! ACCEPT WIIMOUT NOTING WA1EHMARK HOLD TO LIGHT TO VERIFY WATFRMARK    \
PAPIEH FIUGRANE , Nl PAS ACCEPTER SANS VERIFIER I A PRESENCE (
DU FILIGRANE. POUR CE FAIRE. PLACER A LA LUMIERE.
BI_CO M P_V 2_03